SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. )*

Peabody Energy Corporation
(Name of Issuer)

Common Stock, $0.01 par value
(Title of Class of Securities)

704551100
(CUSIP Number)

April 3, 2017
(Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)
☒ Rule 13d-1(c)
☐ Rule 13d-1(d)

(Page 1 of 10 Pages)

______________________________

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 704551100	13G	Page 2 of 10 Pages

1	NAME OF REPORTING PERSON ACP Master, Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
6

SHARED VOTING POWER

1,651,850 (including 69,892 shares of Common Stock issuable upon exercise of warrants and 883,930 shares of Common Stock issuable upon conversion of Series A Convertible Preferred Stock)

	7	SOLE DISPOSITIVE POWER 0
8

SHARED DISPOSITIVE POWER

1,651,850 (including 69,892 shares of Common Stock issuable upon exercise of warrants and 883,930 shares of Common Stock issuable upon conversion of Series A Convertible Preferred Stock)

9

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,651,850 (including 69,892 shares of Common Stock issuable upon exercise of warrants and 883,930 shares of Common Stock issuable upon conversion of Series A Convertible Preferred Stock)

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 1.70%
12	TYPE OF REPORTING PERSON OO

CUSIP No. 704551100	13G	Page 3 of 10 Pages

1	NAME OF REPORTING PERSON Aurelius Capital Master, Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
6

SHARED VOTING POWER

2,627,817 (including 112,169 shares of Common Stock issuable upon exercise of warrants and 1,418,600 shares of Common Stock issuable upon conversion of Series A Convertible Preferred Stock)

	7	SOLE DISPOSITIVE POWER 0
8

SHARED DISPOSITIVE POWER

2,627,817 (including 112,169 shares of Common Stock issuable upon exercise of warrants and 1,418,600 shares of Common Stock issuable upon conversion of Series A Convertible Preferred Stock)

9

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,627,817 (including 112,169 shares of Common Stock issuable upon exercise of warrants and 1,418,600 shares of Common Stock issuable upon conversion of Series A Convertible Preferred Stock)

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 2.70%
12	TYPE OF REPORTING PERSON OO

CUSIP No. 704551100	13G	Page 4 of 10 Pages

1	NAME OF REPORTING PERSON Aurelius Capital Management, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
6

SHARED VOTING POWER

4,279,667 (including 182,061 shares of Common Stock issuable upon exercise of warrants and 2,302,530 shares of Common Stock issuable upon conversion of Series A Convertible Preferred Stock)

	7	SOLE DISPOSITIVE POWER 0
8

SHARED DISPOSITIVE POWER

4,279,667 (including 182,061 shares of Common Stock issuable upon exercise of warrants and 2,302,530 shares of Common Stock issuable upon conversion of Series A Convertible Preferred Stock)

9

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

4,279,667 (including 182,061 shares of Common Stock issuable upon exercise of warrants and 2,302,530 shares of Common Stock issuable upon conversion of Series A Convertible Preferred Stock)

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 4.40%
12	TYPE OF REPORTING PERSON PN; IA

CUSIP No. 704551100	13G	Page 5 of 10 Pages

1	NAME OF REPORTING PERSON Mark D. Brodsky
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
6

SHARED VOTING POWER

4,279,667 (including 182,061 shares of Common Stock issuable upon exercise of warrants and 2,302,530 shares of Common Stock issuable upon conversion of Series A Convertible Preferred Stock)

	7	SOLE DISPOSITIVE POWER 0
8

SHARED DISPOSITIVE POWER

4,279,667 (including 182,061 shares of Common Stock issuable upon exercise of warrants and 2,302,530 shares of Common Stock issuable upon conversion of Series A Convertible Preferred Stock)

9

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

4,279,667 (including 182,061 shares of Common Stock issuable upon exercise of warrants and 2,302,530 shares of Common Stock issuable upon conversion of Series A Convertible Preferred Stock)

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 4.40%
12	TYPE OF REPORTING PERSON IN

CUSIP No. 704551100	13G	Page 6 of 10 Pages

Item 1(a).	NAME OF ISSUER
The name of the issuer is Peabody Energy Corporation (the "Company").

Item 1(b).	ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES
The Company's principal executive offices are located at 701 Market Street, St. Louis, Missouri 63101.

Item 2(a).	NAME OF PERSON FILING
This statement is filed by:

	(i)	ACP Master, Ltd. (“ACP Master”), a Cayman Islands exempted company, with respect to the shares of Common Stock held by it and the shares of Common Stock underlying the warrants and Series A Convertible Preferred Stock held by it;

	(ii)	Aurelius Capital Master, Ltd. (“Aurelius Capital Master” and, together with ACP Master, the “Aurelius Master Funds”), a Cayman Islands exempted company, with respect to the shares of Common Stock held by it and the shares of Common Stock underlying the warrants and Series A Convertible Preferred Stock held by it;

	(iii)	Aurelius Capital Management, LP (“Aurelius Capital Management”), a Delaware limited partnership that serves as investment manager or manager to each of the Aurelius Master Funds, with respect to the shares of Common Stock and the shares of Common Stock underlying the warrants and Series A Convertible Preferred Stock held by the Aurelius Master Funds; and

	(iv)	Mark D. Brodsky, who serves as the Senior Managing Member of Aurelius Capital Management GP, LLC, which is the general partner of Aurelius Capital Management, with respect to the shares of Common Stock and the shares of Common Stock underlying the warrants and Series A Convertible Preferred Stock held by the Aurelius Master Funds.

The foregoing persons are hereinafter sometimes collectively referred to as the "Reporting Persons." Any disclosures herein with respect to persons other than the Reporting Persons are made on information and belief after making inquiry to the appropriate party.

The filing of this statement should not be construed in and of itself as an admission by any Reporting Person as to beneficial ownership of the securities reported herein.

Item 2(b).	ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE
The address of the business office of each of the Reporting Persons is Aurelius Capital Management, LP, 535 Madison Avenue, 22nd Floor, New York, New York 10022.

Item 2(c).	CITIZENSHIP
ACP Master and Aurelius Capital Master are Cayman Islands exempted companies. Aurelius Capital Management is a Delaware limited partnership. Mark D. Brodsky is a citizen of the United States.

CUSIP No. 704551100	13G	Page 7 of 10 Pages

Item 2(d).	TITLE OF CLASS OF SECURITIES
Common Stock, $0.01 par value (the "Common Stock").

Item 2(e).	CUSIP NUMBER
704551100

Item 3.	IF THIS STATEMENT IS FILED PURSUANT TO Rules 13d-1(b), OR 13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

(a)	☐	Broker or dealer registered under Section 15 of the Act;
(b)	☐	Bank as defined in Section 3(a)(6) of the Act;
(c)	☐	Insurance company as defined in Section 3(a)(19) of the Act;
(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940;
(e)	☐	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);
(f)	☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);
(g)	☐	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);
(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;
(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;
(j)	☐	A non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J);
(k)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J), please specify the type of institution: Not applicable.

Item 4.	OWNERSHIP
The information required by Items 4(a) – (c) is set forth in Rows (5) – (11) of the cover page for each Reporting Person hereto and is incorporated herein by reference for each such Reporting Person. On the date of the event which required the filing of this Schedule 13G, the Reporting Persons may have been deemed to be the beneficial owners of more than five percent of the outstanding shares of Common Stock.

The percentages set forth in this Schedule 13G are calculated based upon an aggregate of 94,883,035 shares of Common Stock reported to be issued and outstanding on April 12, 2017, as communicated to the Reporting Persons by a representative of the Company.

CUSIP No. 704551100	13G	Page 8 of 10 Pages

Item 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: ☒

Item 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON
Not applicable.

Item 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY OR CONTROL PERSON
Not applicable.

Item 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP
Not applicable.

Item 9.	NOTICE OF DISSOLUTION OF GROUP
Not applicable.

Item 10.	CERTIFICATION
Each of the Reporting Persons hereby makes the following certification:

By signing below each Reporting Person certifies that, to the best of his or its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 704551100	13G	Page 9 of 10 Pages

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

DATE: April 13, 2017

ACP MASTER, LTD.
By: Aurelius Capital Management, LP, solely as investment manager and not in its individual capacity

/s/ Samuel Jed Rubin
Name: Samuel Jed Rubin
Title: General Counsel

AURELIUS CAPITAL MASTER, LTD.
By: Aurelius Capital Management, LP, solely as investment manager and not in its individual capacity

/s/ Samuel Jed Rubin
Name: Samuel Jed Rubin
Title: General Counsel

AURELIUS CAPITAL MANAGEMENT, LP

/s/ Samuel Jed Rubin
Name: Samuel Jed Rubin
Title: General Counsel

MARK D. BRODSKY

/s/ Mark D. Brodsky

CUSIP No. 704551100	13G	Page 10 of 10 Pages

EXHIBIT 1

JOINT FILING AGREEMENT
PURSUANT TO RULE 13d-1(k)

The undersigned acknowledge and agree that the foregoing statement on Schedule 13G is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13G shall be filed on behalf of each of the undersigned without the necessity of filing additional joint filing agreements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him or it contained herein and therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent that he or it knows or has reason to believe that such information is inaccurate.

DATE: April 13, 2017

ACP MASTER, LTD.
By: Aurelius Capital Management, LP, solely as investment manager and not in its individual capacity

/s/ Samuel Jed Rubin
Name: Samuel Jed Rubin
Title: General Counsel

AURELIUS CAPITAL MASTER, LTD.
By: Aurelius Capital Management, LP, solely as investment manager and not in its individual capacity

/s/ Samuel Jed Rubin
Name: Samuel Jed Rubin
Title: General Counsel

AURELIUS CAPITAL MANAGEMENT, LP

/s/ Samuel Jed Rubin
Name: Samuel Jed Rubin
Title: General Counsel

MARK D. BRODSKY

/s/ Mark D. Brodsky